Exhibit 4.2

Description of Securities Registered
Pursuant to Section 12 of the Securities Exchange Act of 1934

As used below, the terms “Corporation,” the “Company,” “we,” “us,” and “our” refer to VSE Corporation. We have one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.05 per share (the “common stock”).

General

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended Bylaws, amended through December 17, 2008 (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware General Corporation Law for additional information.

Common Stock

Authorized Shares. Our authorized shares of stock of the Corporation consists of 15,000,000 shares of common stock, $0.05 par value per share.

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights.

Dividend Rights. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, in its discretion, out of funds legally available for the payment of dividends.

Liquidation Rights. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably the net assets of our company available after the payment of all debts and other liabilities.

Other Rights and Preferences. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Holders of common stock may act by unanimous written consent.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust, 1 State Street, 30th Floor, New York, NY 10004. Its telephone number is 1-212-509-4000.

Listing. Our common stock is traded on The Nasdaq Global Select Market under the trading symbol “VSEC”.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of Delaware law, the Certificate of Incorporation and By-laws could make the following more difficult:

•acquisition of the Company by means of a tender offer,
•acquisition of the Company by means of a proxy contest or otherwise, or
•removal of the Company's incumbent officers and directors

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Vacancies
The By-laws provide that the Board will have a minimum of six and a maximum of ten members, which number will be determined by resolution of the Board or by the stockholders at the annual meeting. Directors are elected at each annual meeting of stockholders by the vote of majority shares present. Any director may be removed at any time, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors. Vacancies and newly created directorships resulting from any increase in the Company’s authorized number of directors may be filled by the majority vote of the Company’s remaining directors in office, or by the sole remaining director, or if there are no directors in office, then an election of directors may be held in the manner provided by statute.

Stockholder Meetings
Under the By-laws, only the Company’s chairman may call special meetings of the Company’s stockholders. Special meetings may be called by the chairman or secretary at the request in writing of a majority of the board of directors or stockholders owning 25% in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote.

Requirements for Advance Notification of Stockholder Nominations and Proposals
The By-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

Delaware Anti-takeover Law
The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock.